

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Aichun Li
Chief Financial Officer
Keyuan Petrochemicals, Inc. (f/k/a Silver Pearl Enterprises, Inc.)
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

> **Re:** **Keyuan Petrochemicals, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 28, 2010**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed May 21, 2010**
> **File No. 0-51750**

Dear Ms. Li:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief